UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

SEC FILE NUMBER 333-142105
FORM 12b-25	CUSIP NUMBER N/A
NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [X] Form 10-Q	[ ] Form 20-F [ ] Form 10-D	[ ] Form 11-K [ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: September 30, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION CONSOLIDATION SERVICES, INC.
Full Name of Registrant N/A
Former Name if Applicable 2756 N. GREEN VALLEY PARKWAY, SUITE 225
Address of Principal Executive Office (Street and Number) HENDERSON, NV 89014
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and then registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
  (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or  portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report  of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the change in the Registrant’s accountants, as reported by the Registrant under Item 4.01 on Form 8-K/A (Amendment No. 2), filed with the Commission on September 17, 2009, the information necessary to complete the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 could not be obtained on a timely basis without unreasonable effort or expense to the Registrant in its ordinary course of business.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Elliot H. Lutzker, Esq.	212	841-0707
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required Under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [X] Yes  [   ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED EXHIBIT “A”.

Consolidation Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 17, 2009	By /s/ Johnny R. Thomas Johnny R. Thomas, President and CEO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	The form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of this chapter).

Exhibit “A”

For the nine months ended September 30, 2009 (the “2009 Nine Month Period”) compared to the same nine month period in 2008 (the “2008 Nine Month Period”) there were significant changes to the Registrant’s results of operations, as its revenues increased to $112,440 in the 2009 Nine Month Period from none in the 2008 Nine Month Period, and its net losses increased to $490,239 in the 2009 Nine Month Period from $333,495 in the 2008 Nine Month Period.

For the three months ended September 30, 2009 (the “2009 Three Month Period”) compared to the same three month period in 2008 (the “2008 Three Month Period”) there were also significant changes to the Registrant’s results of operations, as its revenues increased to $108,174 in the 2009 Three Month Period from none in the 2008 Three Month Period, however, its net losses decreased to $145,385 in the 2009 Three Month Period from $238,010 in the 2008 Three Month Period.